RHC(TM)
                             Red Hot Concepts, Inc.


FOR IMMEDIATE RELEASE                                NEWS RELEASE
Contact: Amy Lipsius                                 Red Hot Concepts, Inc.
         (301) 493-4553                              6701 Democracy Boulevard
                                                     Bethesda, MD  20817


           RED HOT CONCEPTS, INC. ANNOUNCES CONDITIONAL NASDAQ TRADING


                  BETHESDA, MD, October 28, 1997 - Red Hot Concepts, Inc. (NASDAQ: RHCSC) announced today that its common stock will continue to be listed on The Nasdaq SmallCap Market via on exception from the Capital and Surplus and the Minimum Bid Price requirements.

                  Though Red Hot Concepts is currently in compliance with both requirements, the Company failed to meet the Capital and Surplus requirement as of June 29, 1997 and it failed to meet the Minimum Bid price requirement as of May 29, 1997. As a result, Nasdaq has questioned the company's ability to maintain long-term compliance. Red Hot Concepts has been granted a temporary exception from its standards, subject to the company meeting certain conditions. The exception will expire on November 30, 1997. In the event the company is deemed to have met the terms of the exception, it shall continue to be listed on The Nasdaq SmallCap Market.

                  Red Hot Concepts believes that it can continue to meet these conditions, though there can be no assurance that it will do so. If at some future date the company's securities should cease to be listed on The Nasdaq SmallCap Market, they may continue to be listed in the OTC-Bulletin Board. For the duration of the exception, Red Hot Concept's Nasdaq symbol will be (RHCSC).

                  Red Hot Concepts is currently the master licensee to the Chili's Grill & Bar concept in the United Kingdom and Australia. The company currently owns and operates five Chili's restaurants in its territories.